Exhibit 17.1

May 29, 2017

To the Board of Directors of Star Century Pandaho Corporation,

This letter will serve as notice that I am resigning as Chief Executive Officer, President, Secretary, Treasurer and member of the Board of Directors of Star Century Pandaho Corporation effective May 29, 2017. My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

/s/ Fen Xing
Fen Xing

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